

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Bonnie Brown
Chief Financial Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **Tecogen Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2014**
> **File No. 333-193791**

Dear Ms. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent applicable, please observe the updating requirements of Rule 8-08(b) of Regulation S-X.

2. We encourage you to file the legal opinion required by Item 601(b)(5) of Regulation S-K with your next amendment. Please be aware that we will need sufficient time to review the legal opinion prior to effectiveness of the registration statement.

Table of Contents

3. Please revise your prospectus to remove the statement, "[t]he information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock." This statement may suggest to investors that you are not responsible for omissions of material facts necessary

to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.

Risk Factors, page 8

We could issue additional Common Stock, which might dilute the book value of our Common Stock, page 14

4.   Please briefly disclose the primary offering in this risk factor.

Principal and Selling Shareholders, page 68

5.   Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders.

6.   Please disclose any position, office or other material relationship that any selling shareholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

7.   For any selling shareholder that is not a natural person, please identify by footnote or otherwise the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale by the selling shareholder. The following is a non-exhaustive list of selling shareholders for which the requested information should be disclosed:
    - Michaelson Capital Special Finance Fund;
    - Citadel Industries, Inc.;
    - Holme Pierrepoint Fund II LP;
    - Bourquin Family Trust U/A/D 5-7-98;
    - Seville Enterprises LP;
    - Bard Micro-Cap Value Fund LP;
    - ALB Private Investments, LLC;
    - Michaelson Capital Special Finance Fund LP;
    - AEEL LLC; and
    - Prime World, Inc.

Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Bonnie Brown
Tecogen Inc.
February 27, 2014
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Edwin L. Miller (*via e-mail*)
        Sullivan & Worcester LLP